

Mail Stop 3561

April 8, 2011

Via Fax & U.S. Mail

Mr. Kevin M. Farr
Chief Financial Officer
333 Continental Boulevard
El Segundo, California 90245-5012

> **Re: Mattel, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 001-05647**

Dear Mr. Farr:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

– Results of Operations – 2010 Compared to 2009
– Domestic Segment, page 28

1. We note your disclosure that Mattel Girls & Boys Brands US segment income increased 40% to $409.4 million in 2010 from $293.4 million in 2009, driven primarily by higher sales volume and higher gross margins, partially offset by higher advertising and promotion expenses. Please revise future filings to further explain the reason why the gross margin increased in 2010, and to discuss the change in the cost of sales amounts between periods. Because margins are impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales results is appropriate. Please revise your discussion related to each segment accordingly.

Note 6. Employee Benefit Plans

- Incentive Compensation Plans, page 75

2. We note that during 2010, 2009 and 2008 Mattel granted performance RSUs to officers and certain employees providing services to Mattel under a long-term incentive program. We further note that 1.3 million shares were earned relating to the performance-related component and .7 million shares were earned relating to the market-related component, resulting in a total of 2.0 million shares that vest in February 2011. Please tell us if you will recognize any additional compensation expense at the time the shares vest in February 2011 or if you have recognized all compensation expense as of December 31, 2011. Also, in light of the disclosure that units may become payable at the end of the performance period (December 31, 2010), please tell us why the shares do not vest until February 2011.

Note 7. Seasonal Financing and Debt
– Seasonal Financing, page 76

3. We note your disclosure that on March 23, 2009 you amended and restated the domestic unsecured committed revolving credit facility to among other things, extend the maturity date of the credit facility, reduce aggregate commitments under the facility, add an interest rate floor and increase the applicable interest rate margins. Please explain to us and revise future filings to disclose how you accounted for this modification in accordance with ASC 470-50-40.

Note 12. Fair Value Measurements, page 86

4. We note from the statement of cash flows and your disclosure in Note 2 that during 2010 you had asset impairments such as an $8 million impairment charge to amortizable intangible assets. In future filings, please revise Note 12 to include the disclosures required by ASC 820-10-50-5 for all assets and liabilities that are measured at fair value on a non-recurring basis, such as the assets for which you recorded an impairment charge. These disclosures include:

- The level within the fair value hierarchy in which the fair value measurements in their entirety fall, segregating fair value measurements using any of the following:
  1. Quoted prices in active markets for identical assets or liabilities (Level 1)
  2. Significant other observable inputs (Level 2)
  3. Significant unobservable inputs (Level 3).
- For fair value measurements using significant unobservable inputs (Level 3), a description of the inputs and the information used to develop the inputs
- The inputs and valuation technique(s) used to measure fair value and a discussion of changes, if any, in the valuation technique(s) and related inputs used to measure similar assets and/or liabilities in prior periods.

Note 14. Commitments and Contingencies, page 88

5. We note your disclosure that certain leases contain provisions for additional rental payments based on a percentage of the sales of each store after reaching certain sales benchmarks and that this contingent rental expense is recorded in the period in which the contingent event becomes probable. Please revise future filings to disclose the amount of contingent rental expense recognized in each year for which an income statement is presented. See ASC 840-20-50.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202)551-3301 if you have questions regarding comments on the financial statements and related matters. Otherwise, please contact me at (202) 551-3813.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(310) 252-3671